

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

August 21, 2008

Richard E. Chandler, Jr.
Senior Vice President, General Counsel and Corporate Secretary
Smith International, Inc.
16740 East Hardy Road
Houston, Texas 77032

      Re: Smith International, Inc.
              Form 10-K
              Filed February 29, 2008
              File No. 1-08514

Dear Mr. Chandler:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                           Very truly yours,

                           Chris White
                           Branch Chief